

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

21 May 2003



03022592

03 JUN -9 AM 7:21

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 May 2003 in relation to the following for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

Proposed disposal of:

1) approximately 1,512,356,160 new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL") to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of the Company (collectively "the Amsteel Group") in settlement of debts owing by CIL for a total cash consideration of HS$11 million; and

2) the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited for a total cash consideration of HK$17 million.

Please contact the undersigned if you have any query.

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dlw 6/11

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **20-05-2003 04:59:38 PM**
Reference No **AA-030520-1663F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** .. **Reply to query**

* Subject :
Proposed disposal of:

1) approximately 1,512,356,160 new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL") to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of the Company (collectively "the Amsteel Group") in settlement of debts owing by CIL for a total cash consideration of HK$11 million ("Proposed Disposal of CIL Shares"); and

2) the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited for a total cash consideration of HK$17 million ("Proposed Disposal of eCyberChina Shares")

(collectively referred to as "the Proposed Disposals")

* **Contents :-**

We refer to the announcements made by the Company on 24 December 2002 and 7 April 2003.

The Board of Directors of the Company wishes to announce that on 16 May 2003 the scheme of arrangement proposed by CIL with its creditors ("CIL Scheme") was completed and pursuant to the CIL Scheme, Amsteel Group has received 1,512,356,160 new CIL Shares on 19 May 2003.

Following the CIL Scheme being completed and the issuance and allotment of the 1,512,356,160 new CIL Shares in favour of Amsteel Group, the Proposed Disposal of CIL Shares has become unconditional and the completion date for the Proposed Disposal of CIL Shares is on 22 May 2003 or such other date as the parties may agree in writing.

Following the CIL Scheme being completed, the Proposed Disposal of eCyberChina Shares in respect of the 81,150,000 eCyberChina Shares which are unencumbered ("Unencumbered eCyberChina Shares") has also become unconditional and the completion date for the proposed disposal of the Unencumbered eCyberChina Shares is on 21 May 2003 or such other date as the parties may agree in writing.


AMSTEEL CORPORATION BERHAD (20667-M)
Secretary

The Proposed Disposal of eCyberChina Shares in respect of the remaining eCyberChina Shares is still subject to the conditions of obtaining the consents from the relevant banks for the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

20 MAY 2003